FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2

Date of Material Change

May 27, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on May 27, 2008.

Item 4

Summary of Material Change

Gammon Gold Announces the Dismissal of Villagomez El Cubo Claim

Item 5

Full Description of Material Change

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): is pleased to announce that the courts of the State of Guanajuato have dismissed a $13 million action brought against Metales, an inactive subsidiary of Gammon, initiated by Rafael Villagomez, a former  50% owner of the El Cubo mine which Gammon’s wholly owned subsidiary, Mexgold Resources Inc., acquired in 2004. The Company has always steadfastly maintained that the action was without merit, a position that was upheld by the Court on May 21, 2008.

The decision by the court to dismiss the action supports Gammon’s strategy to vigorously defend itself against any claims that the Company feels are without merit. The Company is confident that it incorporates best practices throughout the organization to endorse this strategic position.

“We are very pleased that the recent court decision was made in our favour and that the case was summarily dismissed.” stated Rene Marion, Chief Executive Office of Gammon Gold. He continued, “This ruling confirms our strategy of strongly defending ourselves against all actions as we continue to move forward with expanding our business model and positioning Gammon for realizing its growth potential.”

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry Chief Financial Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

May 27, 2008